The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-151911

Subject to Completion

Preliminary Prospectus Supplement dated October 1, 2008

Prospectus Supplement

(To Prospectus dated August 6, 2008)

$

Wisconsin Power and Light Company

    % Debentures due

We will pay interest on the debentures on             and             of each year, beginning on                     , 2009. The debentures will mature on              ,     . We may redeem some or all of the debentures at any time and from time to time at the redemption prices described in this prospectus supplement.

The debentures will be our unsecured senior obligations and rank equally with our other unsecured senior indebtedness from time to time outstanding. The debentures will be issued only in registered form in denominations of $1,000, and will not be listed on any securities exchange.

Investing in the debentures involves risks. See “Risk Factors” on page 17 of our Annual Report on Form 10-K for the year ending December 31, 2007 and on page 70 of our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2008.

Per Debenture	Total

Public offering price (1)%	$

Underwriting discount %	$

Proceeds, before expenses, to Wisconsin Power and Light Company (1)%	$

(1)	Plus accrued interest if any, from October , 2008, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The debentures will be available for delivery in book-entry form only through The Depository Trust Company on or about October     , 2008.

Joint Book-Running Managers

Barclays Capital	Citi	J.P. Morgan

Co-Managers

BNY Capital Markets, Inc.	Lazard Capital Markets	RBS Greenwich Capital

The date of this prospectus supplement is October     , 2008

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus. Some of these documents, however, are filed on a combined basis with our parent, Alliant Energy Corporation, and its direct subsidiary, Interstate Power and Light Company. Information contained in these documents relating to these entities is filed by them on their own behalf and not by us. The debentures are not obligations of Alliant Energy Corporation or Interstate Power and Light Company and you should not rely on that information when deciding whether to invest in our debentures. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information relating to Wisconsin Power and Light Company contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus supplement to “we,” “our,” “us” or similar references mean Wisconsin Power and Light Company.

Our principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53718, and our telephone number is (608) 458-3311.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information we incorporate by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements that are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect,” “intend,” “believe,” “anticipate,” “estimate,” “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in our U.S. Securities and Exchange Commission, or SEC, filings, including, but not limited to, the risk factor disclosure beginning on page 17 of our Annual Report on Form 10-K for the fiscal year ending December 31, 2007 and on page 70 of our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2008. Some, but not all, of the risks and uncertainties include the following:

•	federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and regulatory agency orders;

•

our ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, capital expenditures and deferred expenditures, and the earning of reasonable rates of return;

•	current or future litigation, regulatory investigations, proceedings or inquiries;

•

developments that adversely impact our ability to implement our strategic plan, including unanticipated issues in connection with construction of our new generating facilities and our potential purchases of the Riverside Energy Center and Alliant Energy Resources, Inc.’s electric generating facility in Neenah, Wisconsin;

•

issues related to the availability of our generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and retain purchased power, fuel and fuel-related costs through rates in a timely manner;

•	the impact fuel and fuel-related prices and other economic conditions may have on customer demand for utility services;

•

issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations and the ability to recover through rates all environmental compliance costs;

•	potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions;

•	weather effects on results of operations;

•	financial impacts of hedging strategies, including the impact of weather hedges on our earnings;

•	unplanned outages at our generating facilities and risks related to recovery of incremental costs through rates;

•	the direct or indirect effects resulting from terrorist incidents or responses to such incidents;

•	unanticipated impacts that storms or natural disasters in our service territories may have on our operations;

•	economic and political conditions in our service territories;

•	the growth rate of ethanol and biodiesel production in our service territories;

•	employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages;

•	continued access to the capital markets under competitive terms and rates;

•	access to technological developments;

•

issues related to electric transmission, including operating in the Midwest Independent Transmission System Operator, or MISO, energy market, the impacts of potential future billing adjustments from MISO and recovery of costs incurred;

•	inflation and interest rates;

•	the impact of necessary accruals for the terms of our incentive compensation plans;

•	the effect of accounting pronouncements issued periodically by standard-setting bodies;

•	our ability to continue cost controls and operational efficiencies; and

•	our ability to successfully complete ongoing tax audits and appeals with no material impact on our earnings and cash flows.

We assume no obligation, and disclaim any duty, to update these forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully before making a decision to invest in our debentures.

Our Company

We are a public utility serving customers in Wisconsin. We are engaged principally in:

•	the generation and distribution of electric energy in selective markets in Wisconsin;

•	the distribution and transportation of natural gas in selective markets in Wisconsin; and

•	the provision of various other energy-related products and services.

As of December 31, 2007, we served approximately 451,000 retail electric customers in approximately 610 communities and approximately 176,000 retail gas customers in approximately 240 communities.

All of our common stock is owned by Alliant Energy Corporation, an energy-services provider with subsidiaries, including us, serving primarily electric and natural gas customers in the Midwest.

We are subject to the jurisdiction of the Public Service Commission of Wisconsin, or PSCW, with respect to various portions of our operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission, or FERC. Our parent corporation, Alliant Energy Corporation, is a “holding company” and we are a “subsidiary company” and a “holding company” within the Alliant Energy Corporation “holding company system” as defined under the Public Utility Holding Company Act of 2005. As a result, we are subject to some of the regulatory provisions of that Act.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the debentures, see “Description of the Debentures” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Wisconsin Power and Light Company

Debentures offered	$ aggregate principal amount of % debentures due .

Maturity	, .

Interest payment dates	and of each year, beginning on , 2009.

Ranking	The debentures will be our unsecured senior obligations and rank equally with our other unsecured senior indebtedness from time to time outstanding. The debentures will also be subordinated to any secured indebtedness to the extent of the assets securing such indebtedness. We do not currently have any secured indebtedness.

Optional redemption	The debentures will be redeemable, at our option, in whole or in part at any time and from time to time, at the redemption prices described in “Description of Debentures—Optional Redemption.”

Covenants	The indenture governing the debentures contains covenants that, among other things, limit our ability to:

•	create certain types of secured indebtedness without providing for the debentures to be equally and ratably secured; and

•	consolidate, merge or sell assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Debt Securities” in the accompanying prospectus.

No limitation on debt	The indenture governing the debentures does not limit the amount of debentures that we may issue or provide holders any protections should we be involved in a highly leveraged transaction.

Ratings	Moody’s Investors Service, Inc. has assigned the debentures a rating of A2. Standard & Poor’s Ratings Services has assigned the debentures a rating of A-. Ratings are not a recommendation to buy, sell or hold the debentures. We cannot give any assurance that the ratings will be retained for any time period or that they will not be revised or withdrawn by the ratings agencies.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ , after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the proceeds from this offering initially to repay short-term debt and invest in short-term assets and thereafter to fund capital expenditures, including new generating facilities, environmental projects, advanced metering infrastructure and other utility capital projects, and for general working capital purposes.

Denomination	The debentures will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

Absence of market for the debentures	The debentures are a new issue of securities with no established trading market. We currently have no intention to apply to list the debentures on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, we cannot provide any assurance as to the development or liquidity of any market for the debentures. See “Underwriting.”

Summary Consolidated Financial Information

The summary consolidated financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the six months ended June 30, 2008 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(In millions)
Income Statement Data:

Operating revenues	$1,409.6	$1,401.3	$1,416.8	$710.9	$748.8
Operating income	174.6	184.9	190.7	89.8	90.7
Net income	105.1	105.3	113.5	53.2	51.5
Earnings available for common stock	101.8	102.0	110.2	51.5	49.8

	As of December 31,		As of June 30, 2008
	2006	2007
	(In millions)
Balance Sheet Data:

Current assets	$430.8	$383.3	$379.1
Property, plant and equipment, net	1,755.3	1,851.7	1,953.6
Investments and other non-current assets	513.0	553.6	543.6
Current liabilities	498.9	381.0	437.9
Long-term debt, net (excluding current portion)	298.6	537.0	537.0
Other long-term liabilities and deferred credits	730.8	773.8	778.7

Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods presented:

Year Ended December 31,					Six Months Ended June 30,
2003	2004	2005	2006	2007	2007	2008
4.65x	4.10x	3.22x	3.00x	2.96x	2.96x	2.83x

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            , after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the proceeds from this offering initially to repay short-term debt and invest in short-term assets and thereafter to fund capital expenditures, including new generating facilities, environmental projects, advanced metering infrastructure and other utility capital projects, and for general working capital purposes. Our short-term debt was incurred to fund additional working capital, to finance capital expenditures and for other general corporate purposes and had a weighted average interest rate as of June 30, 2008 of 3.89%. Our intended uses of proceeds comply with the requirements of the PSCW applicable to us.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2008 on an actual basis and as adjusted to give effect to this offering and the anticipated use of the net proceeds from the offering as described under “Use of Proceeds.”

	As of June 30, 2008
	Actual	As Adjusted	% of Total as Adjusted
	(In millions)
Common stock	$66.2	$		%
Additional paid-in capital	568.9
Retained earnings	427.6

Total common equity	1,062.7
Cumulative preferred stock	60.0
Long-term debt (excluding current portion)
Existing long-term debt	537.0
Debentures offered hereby	—

Total long-term debt (excluding current portion)	537.0
Short-term debt (including current maturities of long-term debt)	198.0

Total capitalization (including short-term debt)	$1,857.7		$100.0%

THE COMPANY

We are a public utility serving customers in Wisconsin. We are engaged principally in:

•	the generation and distribution of electric energy in selective markets in Wisconsin;

•	the distribution and transportation of natural gas in selective markets in Wisconsin; and

•	the provision of various other energy-related products and services.

As of December 31, 2007, we served approximately 451,000 retail electric customers in approximately 610 communities and approximately 176,000 retail gas customers in approximately 240 communities.

All of our common stock is owned by Alliant Energy Corporation, an energy-services provider with subsidiaries, including us, serving primarily electric and natural gas customers in the Midwest.

Competitive Strengths

We believe that our competitive strengths include the following:

Favorable Regulatory Environment: During 2007, we received generally favorable outcomes from the rate cases we filed in Wisconsin. In November 2007, PSCW approved an annual electric retail rate increase of $26 million effective January 2008. This increase reflected deferral credits that were fully amortized on December 31, 2007. In January 2007, PSCW approved a net increase in electric and gas retail rates of $34 million effective January 2007.

Enhanced Regulatory and Investment Certainty: The Wisconsin legislature enacted a measure with the goal of assuring reliable electric energy for Wisconsin. The law allows a public utility that proposes to purchase or to construct an electric generation facility to apply to the PSCW for an order specifying in advance the rate-making principles that the PSCW will apply to the public utility’s recovery of the capital costs of the facility. If accepted, then such an order would be binding for the specified life of the facility. Alternatively, we may elect to use traditional rate making principles for the recovery of the capital costs of the facility. Additionally, the PSCW has approved a plan that provides enhanced investment certainty by leasing generation from an affiliate.

Our Generation Plans: We are pursuing many investments to provide new generation capacity for our customers. Our plans include the following:

•

In May 2007, we received approval from the PSCW to construct a 68 megawatt wind farm project in Fond du Lac County, Wisconsin. In June 2007, we entered into a contract to purchase 41 wind turbines for the project. The wind farm is expected to become operational by the end of 2008.

•

In April 2008, we received approval from the PSCW to purchase a 300 megawatt, simple cycle, natural gas-fired electric generating facility in Neenah, Wisconsin, from Alliant Energy Resources, Inc., a wholly-owned subsidiary of our parent corporation. We currently plan to acquire this facility effective June 1, 2009. We intend to replace the output currently obtained under a power-purchase agreement with output from the Neenah facility.

•

In April 2008, we announced we entered into a letter of intent to purchase a 400 megawatt wind farm site in Freeborn County, Minnesota. We anticipate the purchase of the site to be complete by the end of 2008. We have made regulatory filings with the PSCW and the Minnesota Public Utilities Commission to develop 200 megawatts of this capacity beginning in 2009. In June 2008, our affiliate, Alliant Energy Corporate Services, Inc., entered into a master supply agreement for the purchase of wind turbine generator sets and related equipment, and we anticipate purchasing 200 megawatts of those wind turbine generator sets for this wind farm. The expected commercial operation date of the wind farm is subject to the timing of pending regulatory approvals and execution of a transmission interconnect agreement. Future development of the balance of the wind farm will depend on numerous factors such as renewable portfolio standards and availability of wind turbines.

•

In February 2007, we filed for approval from the PSCW to proceed with construction of a new 300 megawatt base-load coal-fired facility, with a preferred site of the new facility being adjacent to the Nelson Dewey Generating Station in Cassville, Wisconsin. We expect a decision from the PSCW by the end of 2008.

•

We have a purchased power agreement with a subsidiary of Calpine Corporation related to Riverside Energy Center, a 600 megawatt natural-gas fired electric generating facility in Beloit, Wisconsin, that extends through May 31, 2013 and provides us the option to purchase the facility at the end of the agreement’s term. For planning purposes, we are currently assuming we will exercise our option to purchase the facility to replace the output currently obtained under the agreement.

Operate Our Distribution Business to High Standards of Customer Service and Reliability. We have over 91 years of experience in operating and managing rate-regulated electric and gas distribution businesses and we use this experience to seek to achieve high standards of customer service and reliability in a cost-effective manner.

Strategy

Our strategic focus continues to be on:

•	Execution of our new generation and environmental compliance plans; and

•	Meeting or exceeding our customers’ and regulators’ expectations regarding reliability, availability, customer service and community support.

To do this, we intend to:

•	Provide safe, reliable, affordable and environmentally responsible energy for current and future generations;

•	Balance the needs of our customers, shareowners and the environment;

•	Invest in infrastructure to meet customer demand and environmental compliance requirements;

•	Maintain availability and reliability at or above target levels; and

•	Prepare for a carbon-constrained future by continuing to invest in energy efficiency, monitoring and influencing legislation and evaluating opportunities that would enhance customer options.

Operations

During 2007, we had total operating revenues of approximately $1,416.8 million, which included $1,140.7 million in electric revenues, or 80.5% of revenues, $265.7 million in gas revenues, or 18.8% of revenues, and $10.4 million in other revenues, or 0.7% of revenues. No single customer accounted for more than 10% of our consolidated revenues in 2007. Our electric and gas revenues for 2007, sales for 2007 and customers as of December 31, 2007 consisted of the following:

	Electric
	Revenues	%	Sales	%	Customers	%
	(Millions)		(Thousands of megawatt-hours)
Residential	$396.3	34.8%	3,549	23.7%	395,148	87.2%
Commercial	219.0	19.2%	2,310	15.4%	54,762	12.1%
Industrial	329.9	28.9%	4,942	33.0%	1,010	0.2%
Other	195.5	17.1%	4,184	27.9%	2,131	0.5%

Total	$1,140.7	100.0%	14,985	100.0%	453,051	100.0%

	Gas
	Revenues	%	Sales	&	Customers	%
	(Millions)		(Thousands of dekatherms)
Residential	$145.2	54.6%	11,596	24.4%	156,952	89.2%
Commercial	84.0	31.6%	8,337	17.5%	18,710	10.7%
Industrial	8.2	3.1%	883	1.9%	225	0.1%
Other	28.3	10.7%	26,742	56.2%	N/A	N/A

Total	$265.7	100.0%	47,558	100.0%	175,887	100.0%

Electric Operations. In 2007, we had a maximum peak hour demand of 2,816 megawatts in August. During 2007, our sources of generation included 52% coal, 46% purchased-power and 2% gas/other.

Gas Operations. We maintain purchase agreements with several suppliers of natural gas from various gas producing regions of the U.S. and Canada. The majority of the gas supply contracts are for terms of six months or less, with the remaining supply contracts having terms through 2010.

Transmission Assets

On January 1, 2001, we transferred our transmission assets with no gain or loss to a transmission-only company, American Transmission Company LLC (ATC). At December 31, 2007, we had an ownership percentage in ATC of approximately 17%. The transfer has not resulted in a significant impact on our financial condition or results of operations since the FERC allows ATC to earn a return on the contributed assets comparable to the return we were formerly allowed by the PSCW and the FERC. During 2007, ATC distributed to us, in the form of dividends, $21 million or approximately 80% of our equity earnings from ATC. ATC realizes its revenues from the provision of transmission services to both participants in ATC as well as non-participants. ATC is a transmission-owning member of the Midwest Independent System Operator, Midwest Reliability Organization and Reliability First Corporation Regional Reliability Council.

Rates and Regulatory Environment

We are subject to regulation by the PSCW regarding retail utility rates and standards of service, accounting requirements, issuance and use of proceeds of securities, approval of the location and construction of electric generating facilities, certain other additions and extensions to facilities, and in other respects. Retail rates are set by the PSCW using a forward-looking test year and may be adjusted in base rate case proceedings, in fuel rate cases under Wisconsin’s fuel adjustment rules and through other regulatory mechanisms. In 2005, Wisconsin enacted Act 7, which provides Wisconsin companies with the necessary rate making principles—and resulting, increased regulatory and investment certainty—prior to making certain generation investments in Wisconsin.

We are currently addressing the recovery of our utility cost increases through several rate filings. Our recent rate cases are summarized as follows (dollars in millions):

Case	Utility Type	Filing Date	Increase Requested		Final Increase Granted		Final Effective Date	Return on Equity
2008 Retail (F-R) (a)	Electric	3/08	$16		*		*	*
2009-2010 Retail (b)	Electric/Gas	2/08	92		*		*	*
2008 Retail (c)	Electric	4/07	26		$26		1/08	10.8%
2007 Wholesale (d)	Electric	9/06	(d	)	(d	)	*	*
2007 Retail (e)	Electric/Gas	3/06	96		34		1/07	10.8%

*	To be determined.

(F-R)	Fuel-related

(a)	In March 2008, we filed a request with the PSCW to increase annual retail electric rates by $16 million to recover anticipated increased electric fuel and purchased energy costs (fuel-related costs). Actual fuel-related costs through February 2008, combined with projections of continued higher fuel-related costs for the remainder of 2008, significantly exceeded the amounts being recovered in retail electric rates at the time of the filing. In the second quarter of 2008, we received an order from the PSCW authorizing the requested interim increase, subject to refund, effective in April 2008. Based upon our actual fuel costs through June 2008 and an updated projection of fuel-related costs for the remainder of 2008, we currently anticipate that the rate increase authorized in the pending final order may be less than the interim amount approved. We anticipate receiving a final written order from the PSCW regarding its request in the second half of 2008. We have reserved $1 million as of June 30, 2008 for possible refunds based upon our estimate of the rate increase we expect in the final order.

(b)	In February 2008, we filed a request with the PSCW to increase current retail electric rates by $93 million, or approximately 9%, and to reduce retail gas rates by $1 million, or approximated 1%, effective January 1, 2009. The electric request is based on a 2009 test year with approval to reopen the case to address limited cost drivers for 2010. The gas request is based on an average of 2009 and 2010 costs. The request is based on the previously authorized return on common equity of 10.8%.

(c)	In April 2007, we filed a request with the PSCW to reopen our 2007 test year case for the limited purpose of increasing electric rates in an amount equal to deferral credits that will be fully amortized on December 31, 2007. We also requested clarification that we are authorized to record allowance for funds used during construction, or AFUDC, on all construction work in process, or CWIP, balances in excess of the CWIP balance included in the 2007 test year. In November 2007, the PSCW issued a final written order approving an annual electric retail rate increase of $26 million effective Jan. 1, 2008 and approving our requested clarification regarding AFUDC and CWIP.

(d)	We and our wholesale customers reached a settlement of the issues identified in the filing with FERC requesting approval to implement a formula rate structure. Final written agreements with our wholesale customers were filed with FERC in February 2008 and, if the settlement is approved, will result in an over-collection of wholesale electric revenues beginning June 1, 2007. We will refund the over-collection, with interest, upon approval in accordance with FERC requirements. In May 2008, we received authorization from FERC to implement the settlement rates on an interim basis effective June 1, 2008 pending FERC consideration of the filed settlement. As of June 30, 2008, we have fully accrued anticipated refunds, including interest, of $10 million related to revenues collected during June 1, 2007 through May 31, 2008. Assuming FERC approval of the settlement, we do not currently expect refunds for revenues collected after May 31, 2008.

(e)	In August 2007, we received approval from the PSCW to refund to our retail electric customers any over-recovery of retail fuel-related costs during the period June 1, 2007 through Dec. 31, 2007. As of June 30, 2008, we estimated the over-recovery of retail fuel-related costs during this period to be $21 million, including interest. We refunded to our retail electric customers $4 million in 2007 and $3 million during the first quarter of 2008. In March 2008, we filed a request for approval with the PSCW to refund to our retail electric customers the remaining amount, including interest. As of June 30, 2008, the total refund amount we anticipated to be paid to retail electric customers was $14 million, including interest. We expect to receive the PSCW’s decision in the third quarter of 2008. As of June 30, 2008, we reserved for the refund amounts, including interest, that we anticipate to be paid to retail electric customers related to these refunds.

The FERC has jurisdiction under the Federal Power Act over some of our electric utility facilities and operations, wholesale rates and accounting practices, and in some other respects.

Our parent corporation, Alliant Energy Corporation, is a “holding company” and we are a “subsidiary company” and a “holding company” within the Alliant Energy Corporation “holding company system” as defined under the Public Utility Holding Company Act of 2005. As a result, we are subject to some of the regulatory provisions of that Act.

DESCRIPTION OF DEBENTURES

We have summarized provisions of the debentures below. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. We will issue the debentures as a separate series of securities under an indenture between us and Wells Fargo Bank, National Association, as successor trustee. The indenture is described in the accompanying prospectus.

General

The indenture does not limit the aggregate principal amount of senior unsecured debt securities that we may issue under it, and provides that we may issue, without the consent of holders of the debentures, securities under the indenture from time to time in one or more series pursuant to the terms of one or more supplemental indentures, board resolutions or officers’ certificates creating the series. The indenture does not give holders of the debentures protection in the event we engage in a highly leveraged or other transaction that may adversely affect holders of the debentures. As of the date of this prospectus supplement, we have $60 million aggregate principal amount of 5.7% debentures due 2008, $100 million aggregate principal amount of 7.625% debentures due 2010, $100 million aggregate principal amount of 6.25% debentures due 2034 and $300 million aggregate principal amount of 6.375% debentures due 2037 outstanding under the indenture.

We are initially offering the debentures in the aggregate principal amount of $            . We may, without the consent of the holder of the debentures, issue additional debentures in the future having the same ranking, interest rate, maturity and other terms, except for the public offering price and issue date, and with the same CUSIP number as the debentures we offer by this prospectus supplement. Any such additional debentures having such similar terms, together with the debentures, may constitute a single series of debentures under the indenture.

No sinking fund will be established for the benefit of the debentures.

Maturity and Interest

The debentures will mature on                     ,     . Each debenture will bear interest from                     , 2008, or from and including the most recent interest payment date to which we have paid interest, at the rate of     % per year. Interest on the debentures will be payable semi-annually in arrears, on                         and ,             commencing                     , 2009, to the persons in whose names the debentures are registered at the close of business on the fifteenth calendar day (whether or not a business day) before each interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The debentures will be our senior, unsecured and unsubordinated obligations, ranking equally and ratably with all our other senior, unsecured and unsubordinated obligations from time to time outstanding. The debentures will be effectively subordinated to all of our secured indebtedness to the extent of the assets securing such debt. We do not currently have any secured indebtedness.

As of June 30, 2008, giving pro forma effect to this offering and our expected use of the net proceeds of the offering, we would have had $             aggregate principal amount of unsecured long-term debt outstanding.

Optional Redemption

The debentures will be redeemable as a whole or in part, at our option at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of such debentures and (ii) the sum, as determined by the Independent Investment Banker and delivered to the Trustee, of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus              basis points, plus in each case accrued interest to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. or their affiliates which are primary U.S. Government securities dealers and one additional primary U.S. Government securities dealer located in The City of New York (a “Primary Treasury Dealer”) selected by us, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the debentures or portions thereof called for redemption.

The Trustee

Wells Fargo Bank, National Association will act as trustee, registrar, transfer agent and paying agent for the debentures. We can remove the trustee with or without cause so long as no event which is, or after notice or lapse of time would become, an event of default shall have occurred and be continuing.

We and certain of our affiliates maintain banking and other business relationships in the ordinary course of business with the trustee and its affiliates. In addition, the trustee and certain of its affiliates may serve as trustee for other securities issued by us or by our affiliates.

To the extent provided in the indenture, the trustee will have a prior claim on amounts held by it under the indenture for the payment of its compensation and expenses and for the repayment of advances made by it to effect performance of some covenants in the indenture.

Book-Entry Delivery and Settlement

We will issue the debentures in the form of one or more global certificates, which we refer to as global securities. We will deposit the global securities with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or else the global securities will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

DTC has advised us that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency’ registered under Section 17A of the Securities Exchange Act of 1934;

•

DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority;

•

access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

•

ownership of the debentures will be shown on, and the transfer of ownership of the debentures will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture and under the debentures. Except as described below, owners of beneficial interests in a global security will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive the debentures in the form of a physical certificate and will not be considered the owners or holders of the debentures under the indenture or under the debentures, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of debentures under the indenture or the global security.

Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s records relating to the debentures or relating to payments made by DTC on account of the debentures, or any responsibility to maintain, supervise or review any of DTC’s records relating to the debentures.

We will make payments on the debentures represented by the global securities to DTC or its nominee, as the registered owner of the debentures. We expect that when DTC or its nominee receives any payment on the debentures represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

Payments on the debentures represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC’s rules and will be settled in immediately available funds.

Certificated Debentures

We will issue certificated debentures to each person that DTC identifies as the beneficial owner of debentures represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	an event of default with respect to the debentures has occurred and is continuing; or

•	we decide not to have the debentures represented by a global security.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related debentures. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the debentures to be issued.

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the principal amount of debentures set forth opposite its name below.

Underwriters	Principal Amount of Debentures
Barclays Capital Inc.	$
Citigroup Global Markets Inc
J.P Morgan Securities Inc.
BNY Capital Markets, Inc.
Greenwich Capital Markets, Inc.
Lazard Capital Markets LLC

Total	$

The representatives have agreed, subject to the terms and conditions contained in the purchase agreement, to purchase all of the debentures sold under the purchase agreement if any of these debentures are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

The underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the debentures, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The debentures are a new issue of securities with no established trading market. The debentures will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures or that an active public market for the debentures will develop. If an active public trading market for the debentures does not develop, the market price and liquidity of the debentures may be adversely affected.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the debentures to the public at the public offering price on the cover page of this prospectus supplement, and to certain dealers at that price less a concession not in excess of     % of the principal amount of the debentures. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of the debentures to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of this offering, not including the underwriting discount, are estimated at $260,000 and are payable by us.

No Sale of Similar Securities

We have agreed, with exceptions, not to sell or transfer any of our debentures for 15 days after the date of this prospectus supplement without first obtaining the written consent of the representatives on behalf of the underwriters. Specifically, we have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any debt securities;

•	sell any option or contract to purchase any debt securities;

•	purchase any option or contract to sell any debt securities;

•	grant any option, right or warrant to sell any debt securities;

•	lend or otherwise dispose of or transfer any debt securities;

•	file a registration statement related to any debt securities; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any debt securities, whether any such swap or transaction is to be settled by delivery of debt securities or other securities, in cash or otherwise.

This lockup provision applies to the debt securities and to securities convertible into or exchangeable or exercisable for or repayable with the debt securities.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Price Stabilization and Short Position

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures.

If the underwriters create a short position in the debentures in connection with the offering, i.e., if they sell more debentures than are listed on the cover page of this prospectus supplement, then the representatives may reduce that short position by purchasing debentures in the open market. Purchases of our debentures to stabilize or reduce a short position could cause the price of our debentures to be higher than it might be in the absence of such purchases.

In general, purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the debentures. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters or their affiliates have provided investment or commercial banking services to us or our affiliates in the past and are likely to do so in the future. They receive customary fees and commissions for these services. In particular, affiliates of each of Barclays Capital Inc., Citigroup Global Markets Inc., J.P Morgan Securities Inc., BNY Capital Markets, Inc. and Greenwich Capital Markets, Inc. are lenders under our credit facility.

In addition, Lazard Capital Markets LLC, or Lazard, has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc., or MUS(USA), pursuant to which MUS(USA) provides advisory and other services to Lazard, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard, Lazard will pay to MUS(USA) a mutually agreed upon fee. Bank of Tokyo-Mitsubishi UFJ, an affiliate of MUS(USA), is a lender under our credit facility.

LEGAL MATTERS

The validity of the debentures will be passed upon for us by Foley & Lardner LLP. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus supplement and the accompanying prospectus by reference from Wisconsin Power and Light Company’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Wisconsin Power and Light Company

$450,000,000 Aggregate Amount

Preferred Stock

Debt Securities

By this prospectus, we may offer from time to time up to an aggregate of $450,000,000 of our securities. We will provide specific terms of the securities, including the offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2008.

ABOUT THIS PROSPECTUS

In this prospectus, “we,” “us” and “our” refer to Wisconsin Power and Light Company.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $450,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We may use this prospectus to offer from time to time shares of our preferred stock and our unsecured debt securities. In this prospectus, we sometimes refer to our preferred stock and debt securities collectively as the securities.

You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate as of the date of their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

WISCONSIN POWER AND LIGHT COMPANY

We are a public utility serving customers in Wisconsin. We are engaged principally in:

•	the generation and distribution of electric energy in selective markets in Wisconsin;

•	the distribution and transportation of natural gas in selective markets in Wisconsin; and

•	the provision of various other energy-related products and services.

All of our common stock is owned by Alliant Energy Corporation, an energy-services provider with subsidiaries, including us, serving primarily electric and natural gas customers. Providing its customers in the Midwest with regulated electric and natural gas service is Alliant Energy Corporation’s primary focus.

We are subject to the jurisdiction of the Public Service Commission of Wisconsin with respect to various portions of our operations. We are also subject to the jurisdiction of the Federal Energy Regulatory Commission. Alliant Energy Corporation is a registered holding company under the Public Utility Holding Company Act of 2005 and is subject to regulation by the Federal Energy Regulatory Commission under that Act. We are also subject to some requirements of that Act.

Our principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53718 and our telephone number is (608) 458-3311.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes. These purposes may include repayment of our short-term debt, refinancing our maturing debt, financing our capital expenditures and funding additional working capital. Until we use the net proceeds from the sale of the securities for these purposes, we may place the proceeds in temporary investments.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

The following table shows our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividend requirements for the periods presented:

	Year Ended December 31,					Three Months Ended March 31, 2008
	2003	2004	2005	2006	2007
Ratio of earnings to fixed charges	4.65	4.10	3.22	3.00	2.96	3.57
Ratio of earnings to combined fixed charges and preferred dividend requirements	4.19	3.76	3.01	2.82	2.79	3.34

DESCRIPTION OF PREFERRED STOCK

The following description of our preferred stock summarizes the general terms and provisions that apply to our preferred stock. We will describe the particular terms of any series of preferred stock more specifically in each prospectus supplement relating to that series of preferred stock. We will indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of preferred stock.

The following is a summary of some general terms and provisions of our preferred stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our restated articles of organization, which are filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

Our total authorized capital stock as set forth in our restated articles of organization is $240,000,000, divided into 3,750,000 shares of preferred stock, without par value, provided that the aggregate stated value of the shares of preferred stock may not exceed $150 million at any time and 18,000,000 shares of common stock, par value $5 per share. As of the date of this prospectus, all of our outstanding common stock was owned by our parent corporation, Alliant Energy Corporation.

Under our restated articles of organization, our board of directors may establish one or more series of preferred stock to be issued out of authorized preferred stock. Our board of directors, without approval of our shareowners, may determine some rights and preferences of the shares of preferred stock of any series so established.

Issuance in Series

Prior to the issuance of shares of each series of our preferred stock, our board of directors is required to adopt resolutions and file articles of amendment to our restated articles of organization with the Wisconsin Department of Financial Institutions.

All shares of our preferred stock of all series constitute one class of stock and are of equal rank and confer equal rights, subject to variations in the following respects which our board of directors is authorized to fix prior to the issue of each new series:

•	stated value;

•	dividend rate (which may be fixed or variable);

•	redemption terms (but the redemption price may not be less than the stated value); and

•	sinking fund provisions, if any.

All authorized and unissued shares of preferred stock may, within the limitations stated in our restated articles or organization, be issued in series bearing the permitted variable terms as fixed by the board of directors prior to the issuance of each series.

Dividend Rights

Holders of preferred stock are entitled, in respect of each share held, to cumulative dividends on the stated value of the preferred stock at the rate specified in the designation of such share, and no more, in preference to the common stock, payable quarterly, when declared by our board of directors out of our surplus or net profits available for that purpose. We will not pay or set apart any dividend for any share of preferred stock unless we also pay or set apart for all shares of all series a uniform percentage of the annual dividend to which the shares are respectively entitled. Quarterly dividend periods in respect of the preferred stock end on the last day of February, May, August and November in each year, and dividends declared with respect to the shares of preferred stock are usually paid on the 15th day of the next succeeding month. The prospectus supplement with respect to each series of preferred stock will set forth the date from which dividends on that series will be cumulative.

Limitation on Dividends on Common Stock

Our restated articles of organization provide that so long as any preferred stock is outstanding, we will not, in any 12-month period, declare or pay cash dividends on our common stock, or make any distribution on, or purchase or otherwise acquire for value, any of our common stock, amounting in the aggregate to:

•

more than 50% of our net income available for dividends on the common stock for the 12 months preceding the declaration of any such dividend or distribution, or any such purchase, if our common stock equity would be less than 20% of our total capitalization after the declaration, payment, distribution or purchase; or

•

more than 75% of our net income available for dividends on the common stock if our common stock equity would be 20% or more but less than 25% of our total capitalization after the declaration, payment, distribution or purchase.

If our common stock equity is more than 25% of total capitalization, then we may not declare or pay any common stock dividend that would reduce the capitalization ratio to less than 25%, except as permitted above.

Redemption Provisions

The preferred stock and any series of the preferred stock is redeemable in whole or in part at our option at any time or from time to time, subject to any restrictions on such right of redemption which may be specified for any series, on not less than 30 days’ notice at the stated value of each share to be redeemed plus any applicable redemption premium and unpaid accrued dividends. The prospectus supplement with respect to each series of preferred stock will specify the specific redemption terms for that series. We may repurchase shares of preferred stock to the extent permitted by law.

Voting Rights

Every record holder of outstanding shares of preferred stock, regardless of series, and every record holder of outstanding shares of common stock is entitled to vote as a single class in respect to the election of directors and upon all other matters, except as otherwise provided in the following paragraphs or under Wisconsin law. Alliant Energy Corporation, the sole holder of our common stock, has one vote for each share it holds. Every holder of preferred stock has, for each share of preferred stock held by him or her, that number of votes (including any fractional vote) determined by dividing the stated value of the share of preferred stock by 100. Shareowners have no cumulative voting rights in connection with the election of directors, which means that holders of shares entitled to exercise more than 50% of the voting power are entitled to elect all of the directors to be elected at any meeting of shareowners. Our restated articles of organization provide that our board of directors is to be divided into three classes, with staggered terms of three years each.

Notwithstanding the classification of our board of directors, if and when dividends on the preferred stock are in default in an amount equal to four full quarterly dividends on all shares of the preferred stock and until all dividends then in default on the preferred stock have been paid, the record holders of the preferred stock, as a class, will be entitled at each shareowners’ meeting at which directors are elected to elect the smallest number of directors necessary to constitute a majority of our full board of directors. The record holders of the common stock, as a class, will be entitled to elect the remaining directors. In the case of any vacancy in our board of directors occurring for a director elected by the holders of the preferred stock, as a class, because dividends were in default on the preferred stock, the holders of the shares of preferred stock then outstanding and entitled to vote may elect a successor to hold office for the unexpired term of the director whose place is vacant. Similarly, in the case of any vacancy in our board of directors occurring for a director elected by the holders of the common stock, as a class, because dividends were in default on the preferred stock, the holders of the shares of common stock then outstanding and entitled to vote may elect a successor to hold office for the unexpired term of the director whose place is vacant. If and when all dividends then in default on the preferred stock are paid, the voting power of the preferred stock and of the common stock will revert to the status existing before such default, subject to the revesting of this special voting right in the preferred stock in case of a further like default. Dividends in default will be deemed to have been paid whenever they are declared and paid, or declared and provision made for their payment, or whenever we have surplus and net profits legally available for the payment of the dividends that have accrued since the default giving rise to the special voting right.

So long as any preferred stock is outstanding, we will not, without the affirmative vote of the holders having at least two-thirds of the total number of votes possessed by all holders of the stock as a class, unless provision is made for the redemption or other retirement of such stock:

•	amend our restated articles of organization to create or authorize any stock ranking prior in any respect to the preferred stock, or issue any such stock;

•

change the terms and provisions of the preferred stock so as to affect adversely the rights and preferences of the holders of the preferred stock, provided that if any change would affect adversely the holders of one or more, but less than all, of the outstanding series, only the consent of the holders having at least two-thirds of the total number of votes possessed by all holders of each series so adversely affected is required; or

•

issue any shares of preferred stock or shares of any stock ranking on parity with the preferred stock, other than in exchange for or to redeem or retire shares of preferred stock or shares of any stock ranking on parity with the preferred stock having an aggregate amount of par value and/or stated value of not less than the aggregate amount of par value or stated value of the shares to be issued, unless:

•	our gross income available for the payment of interest for a 12-month period within the 15 months next preceding such issue was at least 1 1/2 times the sum of:

•	the interest for one year on all funded indebtedness and our notes payable maturing more than 12 months after the issue of the shares, to be outstanding at the date of such issue, and

•	an amount equal to one year’s dividend on the preferred stock and all equal or prior ranking stock to be outstanding after the issuance of said shares; and

•

the capital represented by the common stock and our surplus accounts is not less than the aggregate amount payable upon the involuntary dissolution, liquidation or winding up of our company in respect of all the preferred stock and all equal or prior ranking stock outstanding after the issue of the shares proposed to be issued.

So long as any preferred stock is outstanding, we will not, without the affirmative vote of the holders having at least a majority of the total number of votes possessed by all holders of such stock as a class, unless provision is made for the redemption or other retirement of such stock:

•

issue or assume any unsecured indebtedness (defined in our restated articles of organization to generally mean all unsecured notes, debentures or other unsecured securities that have a final maturity date of less than three years), other than for the refunding of outstanding secured or unsecured indebtedness or the retiring of preferred stock or any equal or prior ranking stock, if immediately after the issue or assumption the total principal amount of all unsecured indebtedness issued or assumed by us and to be outstanding would exceed 20% of the sum of:

•	the total principal amount of all our secured debt securities then outstanding, and

•	our capital and surplus; or

•

merge or consolidate with any other corporation or sell all or substantially all our assets, unless the transaction (or the issue or assumption of securities in connection with the transaction) has been ordered, approved or permitted by any federal commission or regulatory authority then having jurisdiction.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of preferred stock would be entitled to be paid in full, out of our net assets, the stated value of their shares and, to the extent there may be profits properly applicable to the preferred stock (whether capitalized or not) or any unpaid dividends accrued on the preferred stock, in preference to the holders of common stock.

Assessability

All shares of our preferred stock will, when issued, be fully paid and nonassessable.

Preemptive Rights

No shares of our preferred stock will have any preemptive or similar rights.

Ranking

The preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to our preferred stock.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of our debt securities summarizes general terms and provisions that apply to our debt securities. We will describe the particular terms of any debt securities more specifically in each prospectus supplement relating to those debt securities. We will indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

From time to time we may issue, in one or more series, debt securities under an indenture, dated as of June 20, 1997, between us and Wells Fargo Bank, N.A., as successor trustee, as supplemented and amended from time to time. This indenture, as supplemented and amended, is referred to in this prospectus as the indenture. This section summarizes the indenture. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the indenture which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.” Parenthetical section references under this heading are references to sections of the indenture.

General

The indenture does not limit the aggregate principal amount of senior unsecured debt securities that we may issue under it, and provides that we may issue securities under the indenture from time to time in one or more series pursuant to the terms of one or more supplemental indentures or officers’ certificates creating the series. (Section 2.01).

Terms

We will describe in each prospectus supplement the following terms that apply to the debt securities offered under that prospectus supplement:

•	the title of the series of debt securities;

•	the aggregate principal amount of the series of debt securities;

•	the interest rate, if any, or the method of calculating the interest rate on the debt securities;

•	the date from which interest will accrue and the record dates for the payment of interest on the debt securities;

•	the dates when principal and interest are payable on the debt securities;

•	the manner of paying principal and interest on the debt securities;

•	the places where principal and interest are payable on the debt securities;

•	the registrar, transfer agent and paying agent for the debt securities;

•	the terms of any mandatory or optional redemption by us;

•	the terms of any redemption at the option of the holders of the debt securities;

•

whether the debt securities are to be issuable as registered securities, bearer securities or both, and whether and upon what terms any registered securities may be exchanged for bearer securities and vice versa;

•	whether the debt securities are to be represented in whole or in part by a global security and the terms of any global security;

•	any tax indemnity provisions;

•	if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments;

•	if amounts of principal or interest on the debt securities may be determined by reference to an index, formula or other method, the manner for determining the amounts;

•	provisions for electronic issuance of debt securities or for debt securities in uncertificated form;

•	the portion of principal payable upon acceleration of a discounted debt security;

•

whether the covenant referred to below under “Restrictive Covenants—Limitations on Liens” applies, and any events of default or restrictive covenants in addition to or in lieu of those set forth in the indenture;

•	whether and upon what terms debt securities may be defeased;

•	the forms of the debt securities or any coupon; and

•

any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 2.01).

Ranking

The debt securities will be our senior, unsecured and unsubordinated obligations, ranking equally and ratably with all our other senior, unsecured and unsubordinated obligations. The debt securities will be effectively subordinated to any of our future secured indebtedness.

Payments

Unless we otherwise state in the prospectus supplement, we will pay principal of, and premium and interest on, if any, the debt securities at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. If we fail to maintain a paying agent for a series, then the trustee will act as the paying agent. (Section 2.03). We will provide in the prospectus supplement the dates from which interest will accrue on a series of debt securities and the record dates for interest payable on any debt securities.

Unless we otherwise state in the prospectus supplement, and except in special circumstances set forth in the indenture, we will pay principal and interest on bearer debt securities only upon surrender of bearer debt securities and coupons at a paying agency we maintain for that purpose located outside of the United States. During any period for which it is necessary in order to conform to United States tax law or regulations, we will maintain a paying agent outside the United States to which the bearer debt securities and coupons may be presented for payment and we will provide the necessary funds to the paying agent upon reasonable notice. (Section 2.04).

Material U.S. Federal Income Tax Considerations

We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some material U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, then we will describe the restrictions, elections, some U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

Restrictive Covenants

Except as otherwise set forth under “—Defeasance” below, for so long as any debt securities remain outstanding or any amount remains unpaid on any of the debt securities, we will comply with the terms of the covenants set forth below. If we issue additional series of securities under the indenture in the future, then those series may or may not have different covenants.

Limitations on Liens

So long as any series of debt securities as to which this covenant applies remain outstanding, the indenture provides generally that we will not, and we will not permit any of our subsidiaries to, create or allow to be created or to exist any lien on any of our properties or assets to secure any indebtedness, without making effective a provision that makes the debt securities to which this limitation applies equally and ratably secured with or prior to all such indebtedness and with any other indebtedness that is also entitled to be equally secured. This restriction does not apply to or prevent the creation or existence of:

•	liens on property that existed when we acquired or constructed the property or were created within one year after that time;

•	liens on property that secure payment of all or part of the purchase price or construction cost of the property, including the extension of any liens to repairs or improvements made on the property;

•	any extensions, renewals or replacements, in whole or in part, of liens permitted by the above-listed items;

•	the pledge of any bonds or other securities at any time issued under any of the liens permitted by the above-listed items;

•	tax liens and other governmental charges for the then current year that are not delinquent;

•	liens incurred for charges that not delinquent, including mechanics’, laborers’, materialmen’s and similar liens, and any of these liens, whether or not delinquent, whose validity is being contested;

•	liens incidental to construction or current operations which have not at the time been filed or asserted or the payment of which has been adequately secured or which are not material in amount;

•	liens securing indebtedness neither assumed by us nor on account of which we customarily pay interest;

•

any right which any governmental authority may have by virtue of any franchise, license, contract or statute to purchase any of our property on payment of reasonable compensation, or to terminate any franchise, license or other rights or to regulate our property and business;

•	the lien of judgments covered by insurance, or upon appeal and covered by the filing of any appeal bond, or if not so covered not exceeding $1,000,000 in aggregate amount;

•

easements or reservations in respect of our property for certain purposes that do not interfere with our proper operation and development of the property for the purpose of roads, pipelines or other rights-of-way and similar purposes, none of which interfere with our proper operation and development of the property affected;

•	liens for which moneys sufficient for the discharge has been deposited in trust with the trustee and authority has been granted to the trustee to apply the moneys to the discharge of the lien;

•

any defects in title and any terms, conditions or exceptions expressed in deeds or other instruments by which we have acquired property that do not materially adversely affect the operations of our company as a whole;

•

the pledge of cash or marketable securities to obtain any indemnity, performance or similar bond in the ordinary course of business, or as security for the payment for taxes or other assessments being contested in good faith, or for the purpose of obtaining a stay or discharge in legal proceedings;

•	the pledge or assignment in the ordinary course of business of electricity, gas (either natural or artificial) or steam, accounts receivable or customers’ installment paper;

•	rights reserved to or vested in others to take or receive any part of the electricity, gas, steam or any by-products generated or produced by or from any of our properties;

•	any landlord’s lien;

•

liens created or assumed by us in connection with the issuance of debt securities, the interest on which is excludable from the gross income of the holder pursuant to specified sections of the Internal Revenue Code, for the purpose of financing the acquisition or construction of property to be used by us, limited to the property financed;

•	liens of the trustee to secure our payment obligations under the indemnification provisions of the indenture;

•

liens affixing to our property or the property of a subsidiary at the time a person consolidates with or merges into, or transfers all or substantially all of its assets to, our company or a subsidiary, provided that in the opinion of our board of directors or management the property acquired pursuant to the consolidation, merger or asset transfer is adequate security for the lien; and

•

liens or encumbrances not otherwise permitted if, at the incurrence of and after giving effect to the lien, the aggregate of all our obligations secured by the lien does not exceed 10% of our tangible net worth. (Sections 4.06 and 4.07).

This restriction will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business. (Section 4.07).

Consolidation, Merger and Sale of Assets

The indenture provides that unless the officers’ certificate or supplemental indenture establishing a series of debt securities otherwise provides, we will not consolidate with or merge into any other person, or sell all or substantially all of our assets to any other person unless:

•

either we are the continuing corporation, or the person is an entity organized and existing under the laws of the United States or any state, and the entity will expressly assume the payment of the principal of and interest on the debt securities outstanding and the performance and observance of all of our covenants and conditions under the indenture by executing a supplemental indenture satisfactory to the trustee;

•	we or the person will not, immediately after the merger or consolidation, or the sale or conveyance, be in default in the performance of any covenant or condition under the indenture; and

•	after giving effect to the transaction, no event which, after notice or lapse of time, would become a default under the indenture, will have occurred or be continuing. (Section 5.01).

The indenture further provides that our successor will be substituted for us, after which all of our obligations under the indenture will terminate. (Section 5.02).

Events of Default

Unless the officers’ certificate or supplemental indenture establishing the series otherwise provides, each of the following will be an event of default with respect to the debt securities of a series under the indenture:

•	we default in any payment of interest on any debt securities of the series when the interest becomes due and payable, and the default continues for 60 days;

•	we default in the payment of principal of any debt securities of the series when the principal becomes due and payable at maturity or upon redemption, acceleration or otherwise;

•

we default in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of a series as required by the officers’ certificate or supplemental indenture establishing the series, and the default continues for 60 days;

•	we default in the performance of any of our other agreements applicable to the series, and the default continues for 90 days after notice of the default;

•	specified events relating to our bankruptcy, insolvency or reorganization; and

•	a specified event of default provided for in the terms of the series of the debt securities.

The failure to redeem any debt securities subject to a conditional redemption is not an event of default if any event on which such redemption is so conditioned does not occur before the redemption date. (Section 6.01).

If an event of default occurs and is continuing on a series, then the trustee by notice to us, or the holders of at least 25% in principal amount of the series by notice to us and the trustee, may declare the principal of and accrued interest on all of the debt securities of the series to be due and payable immediately. (Section 6.02).

Modification of the Indenture

The holders of at least a majority in principal amount of a series may waive any existing default on the series and its consequences under the indenture. However, holders cannot waive a default in the payment of the principal of, or premium, if any, or interest on, any debt securities or a default in respect of a provision we describe in the following paragraph. (Section 6.04). These defaults cannot be waived without the consent of each holder of the outstanding debt securities of the series.

With the consent of the holders of at least a majority in aggregate principal amount of debt securities of all series of the debt securities affected by the supplemental indenture, we and the trustee can enter into supplemental indentures to amend or modify the indenture. However, we cannot make modifications or amendments without the consent of all of the holders of the outstanding series of debt securities if the amendments or modifications would:

•	extend the stated maturity of the principal of, or any installment or principal of or interest on, any debt security of the series;

•	reduce the principal amount of or the rate of interest on or premium (if any), payable upon the redemption of the debt securities of the series;

•	reduce our obligation to pay principal amounts, or reduce the amount of the principal of a discounted security that would be due and payable upon a declaration of acceleration of the maturity;

•	change the coin or currency in which we must pay principal of, or premium, if any, or interest on the debt securities of a series;

•	impair the right to institute suit for the enforcement of any payment of principal of, or premium or interest on, the debt securities after the due date of the payment;

•

reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of which is required to enter into any supplemental indenture or amend the terms and conditions of that series;

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver of the provisions of the indenture; or

•

make modifications to any of the provisions we describe in this paragraph and in the paragraph immediately above, except to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holders of each debt security affected (Section 9.02).

We and the trustee can also enter into supplemental indentures to amend or modify the indenture or the debt securities without the consent of any holders of the debt securities. We can only do so if those amendments or modifications would be limited to specific purposes, including:

•	showing that another person has succeeded us and assumed our obligations under the covenants of the indenture and the debt securities;

•	adding to the covenants made by us for the benefit of the holders of all or any series of debt securities, or to surrender any right or power conferred on us;

•

adding to or changing any of the provisions of the indenture in respect of the debt securities to permit or facilitate the issuance of debt securities in bearer form or to permit or facilitate the issuance of debt securities of any series in uncertificated form;

•

adding, changing or eliminating any of the provisions of the indenture, but only if the change does not adversely affect the rights of holders of the debt securities under the indenture in any material respect;

•	securing the debt securities of any series;

•	establishing the form or terms of debt securities of any series;

•	evidencing and providing for the appointment of a successor trustee or a change in any of the provisions of the indenture to facilitate administration by more than one trustee;

•

making clarifying changes to ambiguous, incorrect or inconsistent language in the indenture or the debt securities that do not adversely affect the rights of the holders of the debt securities under the indenture in any material respect;

•

making changes to the provisions of the indenture as is necessary to effect qualification of the indenture under the Trust Indenture Act of 1939 or under any similar federal statute, and to add to the indenture any other provisions as are expressly permitted by the Trust Indenture Act; or

•	amending or supplementing the restrictions on and procedures for resale and other transfers of any series of debt securities to reflect any changes in laws or regulations. (Section 9.01).

Defeasance

Unless the officers’ certificate or supplemental indenture establishing the terms of the series otherwise provides, debt securities of a series may be defeased in accordance with their terms as set forth below. We may at any time terminate as to a series all of our obligations except for certain obligations, including obligations of ours and/or the trustee’s to execute and authenticate the debt securities, to take certain actions with respect to bearer securities, to require paying agents to hold certain moneys in trust, to maintain security holder lists, to register the transfer or exchange of a debt security, to replace destroyed, lost or stolen debt securities and coupons, to compensate and indemnify the trustee, to take certain actions in connection with the replacement or removal of the trustee and to repay excess money or securities to our company. This is known as legal defeasance. In addition, we may at any time terminate as to a series our obligations with respect to the debt securities and coupons of the series under the covenant described under “Restrictive Covenants—Limitations on Liens” and any other restrictive covenants that may be applicable to a particular series. This is known as covenant defeasance.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, then a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, then a series may not be accelerated by reference to the covenant described under “Restrictive Covenants—Limitations on Liens” or any other restrictive covenants that may be applicable to a particular series. (Section 8.01).

If we desire to exercise our legal defeasance or covenant defeasance option as to a series of securities under the indenture, then we must deposit in trust with the trustee money or U.S. government obligations. We must also comply with some other provisions. In particular, we must obtain:

•	an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders of the debt securities for federal income tax purposes; and

•

an opinion from a nationally recognized firm of independent accountants that the payments of principal and interest when due on the deposited U.S. government obligations without reinvestment plus any deposited money without investment will be sufficient to pay the principal and interest when due on all of the debt securities to maturity or redemption, as the case may be. (Section 8.02).

Governing Law

The indenture and the debt securities will be governed by the laws of the State of Wisconsin. (Section 10.09).

GLOBAL SECURITIES

We may issue the securities in whole or in part in the form of one or more global certificates or notes, which we refer to as global securities, that we will deposit with a depository or its nominee that we identify in the applicable prospectus supplement.

We will describe the specific terms of the depository arrangement covering the securities in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depository arrangements.

Upon the issuance of the securities in the form of one or more global securities, the depository or its custodian will credit, on its book-entry registration and transfer system, the number of shares or principal amount of securities of the individual beneficial interests represented by these global securities to the respective accounts of persons who have accounts with the depository. Ownership of beneficial interests in the global securities will be shown on, and the transfer of this ownership will be effected only through, records maintained by the depository or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. These accounts initially will be designated by or on behalf of the underwriters, initial purchasers or agents, or by us if we offer and sell the securities directly, and ownership of beneficial interests in the global securities will be limited to participants or persons who hold interests through participants. Qualified institutional buyers may hold their interests in the global securities directly through the depository if they are participants in this system, or indirectly through organizations which are participants in this system. The laws of some states of the United States may require that some purchasers of securities take physical delivery of the securities in definitive registered form. These limits and the laws may impair your ability to own, transfer or pledge interests in the global securities.

So long as the depository, or its nominee, is the registered owner or holder of the securities, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global securities for all purposes. No beneficial owner of an interest in the global securities will be able to transfer that interest except in accordance with the depository’s procedures.

We will make dividend payments on, or payments of the principal of, and premium, if any, and interest on, the global securities to the depository or its nominee, as the case may be, as the registered owner of the global securities. We will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interest.

We expect that the depository or its nominee, upon receipt of any dividend payment on, or payment of the principal of, and premium, if any, and interest on, the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the securities as shown on the records of the depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global securities held through the participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for their customers. These payments will be the responsibility of the participants. Transfers between participants in the depository will be effected in the ordinary way through the depository’s settlement system in accordance with the depository rules and will be settled in same day funds.

We will issue securities in certificated form in exchange for global securities if:

•

the depository notifies us that it is unwilling or unable to continue as a depository for the global securities or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934 and a successor depository is not appointed by us within 90 days of the notice;

•	an event of default under the instrument governing the securities has occurred and is continuing; or

•	we determine that the securities will no longer be represented by global securities.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly to a limited number of purchasers or a single purchaser. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, in connection with the securities remarketed.

Delayed Delivery Arrangements

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of our business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference herein:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	our Current Reports on Form 8-K dated February 11, 2008, March 13, 2008, June 1, 2008 and June 13, 2008; and

•

any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the registration statement on Form S-3 filed under the Securities Act of 1933 with respect to securities offered by this prospectus and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus.

Some of these reports, however, are filed on a combined basis with our parent, Alliant Energy Corporation, and its direct subsidiary, Interstate Power and Light Company. Information contained in these reports relating to these entities is filed by them on their own behalf and not by us.

You may request a copy of any of these filings, at no cost, by writing to F. J. Buri, Corporate Secretary, Wisconsin Power and Light Company, 4902 North Biltmore Lane, Madison, Wisconsin 53718, or by calling Mr. Buri at (608)  458-3311.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Foley & Lardner LLP.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Wisconsin Power and Light Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$

Wisconsin Power and Light Company

    % Debentures due

PROSPECTUS SUPPLEMENT

October      , 2008

Joint Book-Running Managers

Barclays Capital

Citi

J.P. Morgan

Co-Managers

BNY Capital Markets, Inc.

Lazard Capital Markets

RBS Greenwich Capital